Exhibit 12

North Shore Gas Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2002	2001	2000	1999	1998

Net Income Before Preferred
Stock Dividends	$ 12,921	$ 14,580	$ 6,184	$ 12,492	$ 12,985

Add - Income Taxes	7,916	9,013	3,657	7,396	8,124
Fixed Charges excluding capitalized interest	5,045	5,434	5,114	5,277	5,190

Earnings	$ 25,882	$ 29,027	$ 14,955	$ 25,165	$ 26,299

Fixed Charges including capitalized interest	$ 5,045	$ 5,434	$ 5,114	$ 5,277	$ 5,190

Ratio of Earnings to Fixed Charges	5.13	5.34	2.92	4.77	5.07